UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Banc of California, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

05990K 10 6
(CUSIP Number)

BRADLEY S. VIZI LEGION PARTNERS ASSET MANAGEMENT, LLC 9401 Wilshire Blvd, Suite 705 Beverly Hills, CA 90212 (424) 253-1775	APRIL WILCOX CALIFORNIA STATE TEACHERS’ RETIREMENT SYSTEM 100 Waterfront Place, MS 04 West Sacramento, CA 95605 (916) 414-7551

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 13, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 05990K 10 6

1	NAME OF REPORTING PERSONS Legion Partners, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,121,769
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,121,769
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,121,769*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON PN

* Includes 203,100 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 05990K 10 6

1	NAME OF REPORTING PERSONS Legion Partners, L.P. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 102,181
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 102,181
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,181*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

* Includes 18,300 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 05990K 10 6

1	NAME OF REPORTING PERSONS Legion Partners Special Opportunities, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,887,229
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,887,229
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,887,229*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON PN

* Includes 475,300 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 05990K 10 6

1	NAME OF REPORTING PERSONS Legion Partners Special Opportunities, L.P. V
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 176,500
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 176,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 176,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 05990K 10 6

1	NAME OF REPORTING PERSONS Legion Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,287,679
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,287,679
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,287,679*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON OO

* Includes 696,700 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 05990K 10 6

1	NAME OF REPORTING PERSONS Legion Partners Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,287,679
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,287,679
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,287,679*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON IA

* Includes 696,700 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 05990K 10 6

1	NAME OF REPORTING PERSONS Legion Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,287,879
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,287,879
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,287,879*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON OO

* Includes 696,700 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 05990K 10 6

1	NAME OF REPORTING PERSONS Bradley S. Vizi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,287,879
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,287,879
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,287,879*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON IN

* Includes 696,700 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 05990K 10 6

1	NAME OF REPORTING PERSONS Christopher S. Kiper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,287,879
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,287,879
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,287,879*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON IN

* Includes 696,700 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 05990K 10 6

1	NAME OF REPORTING PERSONS Raymond White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,287,879
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,287,879
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,287,879*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON IN

* Includes 696,700 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 05990K 10 6

1	NAME OF REPORTING PERSONS California State Teachers’ Retirement System
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 99,449
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 99,449
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,449
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON EP

CUSIP NO. 05990K 10 6

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (the “Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

In connection with the Cooperation Agreement (defined and described in Item 4 below), Mr. Ballou and Ms. Bowen are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately upon the filing of this Amendment No. 2.  The remaining Reporting Persons will continue filing as a group, statements on Schedule 13D, with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.  Each of the remaining Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6 below.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Legion Partners I, Legion Partners II, Legion Partners Special I, Legion Partners Special V and Legion Partners Holdings were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference.

The aggregate purchase price of the 918,669 Shares owned directly by Legion Partners I is approximately $14,545,238, including brokerage commissions. The aggregate purchase price of certain call options exercisable into 203,100 Shares beneficially owned by Legion Partners I, as further described in Item 6 below, is approximately $985,962, including brokerage commissions. The aggregate purchase price of the 83,881 Shares owned directly by Legion Partners II is approximately $1,329,289, including brokerage commissions. The aggregate purchase price of certain call options exercisable into 18,300 Shares beneficially owned by Legion Partners II, as further described in Item 6 below, is approximately $88,785, including brokerage commissions. The aggregate purchase price of the 1,411,929 Shares owned directly by Legion Partners Special I is approximately $23,765,933, including brokerage commissions.  The aggregate purchase price of certain call options exercisable into 475,300 Shares beneficially owned by Legion Partners Special I, as further described in Item 6 below, is approximately $2,299,216, including brokerage commissions. The aggregate purchase price of the 176,500 Shares owned directly by Legion Partners Special V is approximately $2,705,167, including brokerage commissions.  The aggregate purchase price of the 200 Shares owned directly by Legion Partners Holdings is approximately $3,030, including brokerage commissions.

The Shares purchased by CalSTRS were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference. The aggregate purchase price of the 99,449 Shares beneficially owned by CalSTRS is approximately $1,406,337, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

CUSIP NO. 05990K 10 6

On March 13, 2017, Legion Partners I, Legion Partners II, Legion Partners Special I, Legion Partners Special V, Legion Partners Holdings, Legion Partners, LLC, Legion Partners Asset Management, Legion Partners Holdings and Messrs. Vizi, Kiper and White (collectively, the “Legion Group”) entered into a Cooperation Agreement with the Issuer (the “Cooperation Agreement”), pursuant to which the Issuer agreed, among other things, to increase the size of the Board by two members and continue its existing search for two new independent directors to serve on the Board, who qualify as “independent” pursuant to the Securities and Exchange Commission rules and New York Stock Exchange listing standards and who shall have such qualifications and financial and business experience to serve on the Board as shall be determined by the Board in consultation with the Legion Group.  The Issuer further agreed that Ms. Bowen and Mr. Ballou, together with other mutually agreed-upon candidates, would be considered to serve as the new independent directors.

The Legion Group agreed to, among other things, withdraw its notice of nomination and submission of a business proposal submitted to the Issuer on February 6, 2017, which nominated Ms. Bowen and Mr. Ballou for election to the Board at the Issuer’s 2017 annual meeting of stockholder, and vote in favor of each of the directors nominated by the Board for election at any meeting held during the Restricted Period (as defined below) and on each other proposal brought before such meeting by the Issuer, subject to certain exceptions as described in the Cooperation Agreement.

The Legion Group also agreed to certain customary “standstill provisions” commencing on the date of the Cooperation Agreement and ending on the day after the Issuer’s 2017 annual meeting of stockholder (the “Restricted Period”).

The foregoing description of the Cooperation Agreement is qualified in its entirety by reference to the full text of the Cooperation Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

In addition, CalSTRS, which is not party to the Cooperation Agreement, delivered notice to the Issuer on March 13, 2017, withdrawing its stockholder proposal delivered to the Issuer on December 23, 2016, which recommended that the Issuer initiate the appropriate process to amend the Issuer’s Certificate of Incorporation and/or Bylaws to provide that the Issuer’s Bylaws be amended by a simple majority vote of the stockholders.  CalSTRS withdrew the proposal in light of the Cooperation Agreement.

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 49,579,557 Shares outstanding as of February 22, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 1, 2017.

A.	Legion Partners I

(a)	As of the close of business on March 13, 2017, Legion Partners I beneficially owned 1,121,769 Shares, including 203,100 Shares underlying certain call options.

Percentage: Approximately 2.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,121,769
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,121,769

(c)	The transactions in the Shares by Legion Partners I since the filing of Amendment No. 1 are set forth in Schedule A and are incorporated herein by reference.

B.	Legion Partners II

(a)	As of the close of business on March 13, 2017, Legion Partners II beneficially owned 102,181 Shares, including 18,300 Shares underlying certain call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 102,181
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 102,181

(c)	The transactions in the Shares by Legion Partners II since the filing of Amendment No. 1 are set forth in Schedule A and are incorporated herein by reference.

C.	Legion Partners Special I

(a)	As of the close of business on March 13, 2017, Legion Partners Special I beneficially owned 1,887,229 Shares, including 475,300 Shares underlying certain call options.

Percentage: Approximately 3.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,887,229
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,887,229

CUSIP NO. 05990K 10 6

(c)	The transactions in the Shares by Legion Partners Special I since the filing of Amendment No. 1 are set forth in Schedule A and are incorporated herein by reference.

D.	Legion Partners Special V

(a)	As of the close of business on March 13, 2017, Legion Partners Special V beneficially owned 176,500 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 176,500
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 176,500

(c)	Legion Partners Special V has not entered into any transactions in the Shares since the filing of Amendment No. 1.

E.	Legion Partners, LLC

(a)
As the general partner of each of Legion Partners I, Legion Partners II, Legion Partners Special I and Legion Partners Special V, Legion Partners, LLC may be deemed the beneficial owner of the (i) 1,121,769 Shares beneficially owned by Legion Partners I, (ii) 102,181 Shares beneficially owned by Legion Partners II, (iii) 1,887,229 Shares beneficially owned by Legion Partners Special I and (iv) 176,500 Shares beneficially owned by Legion Partners Special V.

Percentage: Approximately 6.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,287,679
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,287,679

(c)
Legion Partners, LLC has not entered into any transactions in the Shares since the filing of Amendment No. 1. The transactions in the Shares by Legion Partners I, Legion Partners II and Legion Partners Special I since the filing of Amendment No. 1 are set forth in Schedule A and are incorporated herein by reference.

F.	Legion Partners Asset Management

(a)
Legion Partners Asset Management, as the investment advisor of each of Legion Partners I, Legion Partners II, Legion Partners Special I and Legion Partners Special V, may be deemed the beneficial owner of the (i) 1,121,769 Shares beneficially owned by Legion Partners I, (ii) 102,181 Shares beneficially owned by Legion Partners II, (iii) 1,887,229 Shares beneficially owned by Legion Partners Special I and (iv) 176,500 Shares beneficially owned by Legion Partners Special V.

Percentage: Approximately 6.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,287,679
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,287,679

CUSIP NO. 05990K 10 6

(c)
Legion Partners Asset Management has not entered into any transactions in the Shares since the filing of Amendment No. 1. The transactions in the Shares by Legion Partners I, Legion Partners II and Legion Partners Special I since the filing of Amendment No. 1 are set forth in Schedule A and are incorporated herein by reference.

G.	Legion Partners Holdings

(a)
As of the close of business on March 13, 2017, Legion Partners Holdings directly owned 200 Shares.  Legion Partners Holdings, as the sole member of Legion Partners Asset Management and sole member of Legion Partners, LLC, may be deemed the beneficial owner of the (i) 1,121,769 Shares beneficially owned by Legion Partners I, (ii) 102,181 Shares beneficially owned by Legion Partners II, (iii) 1,887,229 Shares beneficially owned by Legion Partners Special I and (iv) 176,500 Shares beneficially owned by Legion Partners Special V.

Percentage: Approximately 6.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,287,879
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,287,879

(c)
Legion Partners Holdings has not entered into any transactions in the Shares since the filing of Amendment No. 1. The transactions in the Shares by Legion Partners I, Legion Partners II and Legion Partners Special I since the filing of Amendment No. 1 are set forth in Schedule A and are incorporated herein by reference.

H.	Messrs. Vizi, Kiper and White

(a)
Each of Messrs. Vizi, Kiper and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 1,121,769 Shares beneficially owned by Legion Partners I, (ii) 102,181 Shares beneficially owned by Legion Partners II, (iii) 1,887,229 Shares beneficially owned by Legion Partners Special I and (iv) 176,500 Shares beneficially owned by Legion Partners Special V.

Percentage: Approximately 6.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,287,879
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,287,879

(c)
None of Messrs. Vizi, Kiper or White has entered into any transactions in the Shares since the filing of Amendment No. 1. The transactions in the Shares by Legion Partners I, Legion Partners II and Legion Partners Special I since the filing of Amendment No. 1 are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 05990K 10 6

I.	CalSTRS

(a)	As of the close of business on March 12, 2017, CalSTRS beneficially owned 99,449 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 99,449
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 99,449
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by CalSTRS since the filing of Amendment No. 1 are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The description of the Cooperation Agreement in Item 4 above is hereby incorporated by reference.

On March 14, 2017, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 2 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1
Cooperation Agreement dated March 13, 2017 by and among Legion Partners I, Legion Partners II, Legion Partners Special I, Legion Partners Special V, Legion Partners Holdings, Legion Partners, LLC, Legion Partners Asset Management, Legion Partners Holdings, Messrs. Vizi, Kiper and White and the Issuer.

99.2
Joint Filing Agreement dated March 14, 2017 by and among Legion Partners I, Legion Partners II, Legion Partners Special I, Legion Partners Special V, Legion Partners Holdings, Legion Partners, LLC, Legion Partners Asset Management, Legion Partners Holdings, Messrs. Vizi, Kiper and White and CalSTRS.

CUSIP NO. 05990K 10 6

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2017

LEGION PARTNERS, L.P. I

By:	Legion Partners Asset Management, LLC Investment Advisor

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	Managing Member

LEGION PARTNERS, L.P. II

By:	Legion Partners Asset Management, LLC Investment Advisor

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	Managing Member

LEGION PARTNERS SPECIAL OPPORTUNITIES, L.P. I

By:	Legion Partners Asset Management, LLC Investment Advisor

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	Managing Member

LEGION PARTNERS SPECIAL OPPORTUNITIES, L.P. V

By:	Legion Partners Asset Management, LLC Investment Advisor

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	Managing Member

CUSIP NO. 05990K 10 6

LEGION PARTNERS, LLC

By:	Legion Partners Holdings, LLC Sole Member

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	Managing Member

LEGION PARTNERS ASSET MANAGEMENT, LLC

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	Managing Director

LEGION PARTNERS HOLDINGS, LLC

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	Managing Member

/s/ Bradley S. Vizi
Bradley S. Vizi

/s/ Christopher S. Kiper
Christopher S. Kiper

/s/ Raymond White
Raymond White

CALIFORNIA STATE TEACHERS’ RETIREMENT SYSTEM

By:	/s/ April Wilcox
	Name:	April Wilcox
	Title:	Director of Operations

CUSIP NO. 05990K 10 6

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 1

Nature of Transaction	Date of Purchase/Sale	Securities Purchased/(Sold)	Price

LEGION PARTNERS, L.P. I

Sale of February 2017 Call Option($15.00 Strike Price)1	2/9/2017	(827)	$4.21
Purchase of March 2017 Call Options ($15.00 Strike Price)2	2/9/2017	827	$4.38
Sale of February 2017 Call Option($15.00 Strike Price)1	2/10/2017	(397)	$4.69
Purchase of March 2017 Call Options ($15.00 Strike Price)2	2/10/2017	397	$4.88
Sale of February 2017 Call Option ($15.00 Strike Price)1	2/13/2017	(533)	$5.16
Purchase of March 2017 Call Options ($15.00 Strike Price)2	2/13/2017	533	$5.31
Sale of February 2017 Call Option($15.00 Strike Price)1	2/14/2017	(103)	$5.20
Purchase of March 2017 Call Options ($15.00 Strike Price)2	2/14/2017	103	$5.32
Sale of February 2017 Call Option($15.00 Strike Price)1	2/15/2017	(171)	$5.17
Purchase of March 2017 Call Options ($15.00 Strike Price)2	2/15/2017	171	$5.29

LEGION PARTNERS SPECIAL OPPORTUNITIES, L.P. I

Sale of February 2017 Call Option($15.00 Strike Price)1	2/9/2017	(2,110)	$4.21
Purchase of March 2017 Call Options ($15.00 Strike Price)2	2/9/2017	2,010	$4.38
Sale of February 2017 Call Option ($15.00 Strike Price)1	2/10/2017	(999)	$4.69
Purchase of March 2017 Call Options ($15.00 Strike Price)2	2/10/2017	964	$4.88
Sale of February 2017 Call Option($15.00 Strike Price)1	2/13/2017	(1,336)	$5.16
Purchase of March 2017 Call Options ($15.00 Strike Price)2	2/13/2017	1,296	$5.31
Sale of February 2017 Call Option($15.00 Strike Price)1	2/14/2017	(256)	$5.20
Purchase of March 2017 Call Options ($15.00 Strike Price)2	2/14/2017	251	$5.32
Sale of February 2017 Call Option($15.00 Strike Price)1	2/15/2017	(232)	$5.17
Purchase of March 2017 Call Options ($15.00 Strike Price)2	2/15/2017	232	$5.29

LEGION PARTNERS, L.P. II

Sale of February 2017 Call Option($15.00 Strike Price)1	2/9/2017	(75)	$4.21
Purchase of March 2017 Call Options ($15.00 Strike Price)2	2/9/2017	75	$4.38
Sale of February 2017 Call Option($15.00 Strike Price)1	2/10/2017	(36)	$4.69
Purchase of March 2017 Call Options ($15.00 Strike Price)2	2/10/2017	36	$4.88
Sale of February 2017 Call Option($15.00 Strike Price)1	2/13/2017	(48)	$5.16
Purchase of March 2017 Call Options ($15.00 Strike Price)2	2/13/2017	48	$5.31
Sale of February 2017 Call Option($15.00 Strike Price)1	2/14/2017	(9)	$5.20
Purchase of March 2017 Call Options ($15.00 Strike Price)2	2/14/2017	9	$5.32
Sale of February 2017 Call Option($15.00 Strike Price)1	2/15/2017	(15)	$5.17
Purchase of March 2017 Call Options ($15.00 Strike Price)2	2/15/2017	15	$5.29

CALSTRS

Sale of Common Stock	2/10/2017	(600)	$19.75
Purchase of Common Stock	2/10/2017	600	$19.75
Sale of Common Stock	2/13/2017	(600)	$20.15
Purchase of Common Stock	2/28/2017	300	$19.45
Purchase of Common Stock	3/7/2017	1,100	$19.95
Sale of Common Stock	3/7/2017	(1,100)	$19.95
Sale of Common Stock	3/8/2017	(1,100)	$20.42

1 Represents American-style call option sold in the over-the-counter market with an expiration date of January 20, 2017.
2 Represents American-style call option purchased in the over-the-counter market with an expiration date of March 17, 2017.